SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Act of 1934
(Amendment No. ___)*

INTELLIPHARMACEUTICS INTERNATIONAL INC.
(Name of Issuer)

Common shares, no par value
(Title of Class of Securities)

458173 10 1
(CUSIP Number)

Odidi Holdings Inc. 30 Worcester Road, Toronto, Ontario M9W 5X2 (416) 798-3001 Attention: Amina Odidi, President and Chief Operating Officer
(Name, Address and Telephone Number of Person Authorized to receive Notices and Communications)

October 22, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 8 Pages

CUSIP NO. 92232F202

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Odidi Holdings Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (A) ☒ (B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 5,997,751
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 5,997,751
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,997,751
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.0%
14.	TYPE OF REPORTING PERSON* CO

Page 2 of 8 Pages

CUSIP NO. 92232F202

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Isa Odidi
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (A) ☒ (B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 6,274,145 (includes 276,394 shares issuable upon exercise of options)
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 6,274,145 (includes 276,394 shares issuable upon exercise of options)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,274,145
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.1%
14.	TYPE OF REPORTING PERSON* IN

Page 3 of 8 Pages

CUSIP NO. 92232F202

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Amina Odidi
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (A) ☒ (B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 6,274,145 (includes 276,394 shares issuable upon exercise of options)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED VOTING POWER 6,274,145 (includes 276,394 shares issuable upon exercise of options)
11.	SHARED VOTING POWER 6,274,145 (includes 276,394 shares issuable upon exercise of options)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.1%
14.	TYPE OF REPORTING PERSON* IN

Page 4 of 8 Pages

Item 1.    Security and Issuer.

This Schedule 13D relates to the common shares, no par value (the "Common Shares"), issued by IntelliPharmaCeutics International Inc., a Canada corporation (the "Issuer").  The address of the principal executive offices of the Issuer is located at 30 Worcester Road, Toronto, Ontario M9W 5X2.

Item 2.    Identity and Background.

(a) This statement is filed by Odidi Holdings Inc., an Ontario, Canada corporation (“Holdings”), Isa Odidi, an individual (“I. Odidi”) and Amina Odidi, an individual (“A. Odidi”).  Holdings, I. Odidi and A. Odidi (collectively called the "Reporting Persons") are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934.

(b) - (c)

Holdings

Holdings is a holding company for the investment made by I. Odidi and A. Odidi in the Issuer.  The principal business address of Holdings is located at 30 Worcester Road, Toronto, Ontario M9W 5X2.  I. Odidi, is the Chairman of the Board of Directors and Chief Executive Officer of Holdings and A. Odidi is the President and Chief Operating Officer and a director of Holdings.

Dr. Isa Odidi
I. Odidi is Chairman of the Board of Directors and Chief Executive Officer of the Issuer.  I. Odidi’s principal business address is 30 Worcester Road, Toronto, Ontario M9W 5X2.

Dr. Amina Odidi
A. Odidi is President, Chief Operating Officer and a director of the Issuer.  A. Odidi’s principal business address is 30 Worcester Road, Toronto, Ontario M9W 5X2.

(d)           During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f)           (i) I. Odidi is a Canadian citizen and (ii) A. Odidi is a Canadian citizen.

Item 3.    Source and Amount of Funds or Other Consideration.

The Common Shares of the Issuer were received by the Reporting Persons on October 22, 2009 pursuant to the terms of a plan of arrangement approved by the Ontario Superior Court of Justice-Commercial List as a result of which Vasogen Inc. (“Vasogen”), IntelliPharmaCeutics Ltd. (“IPC US”) and certain affiliates of Vasogen and IPC US completed certain mergers and other  actions which resulted in the Issuer as an amalgamated corporation (the “Plan of Arrangement”). Pursuant to the Plan of Arrangement, Holdings exchanged 10,850,000 special voting shares of IPC US and 10,850,000 convertible voting shares of IntelliPharmaCeutics Corp. for a total of 5,997,751 Common Shares of the Issuer. The Common Shares of the Issuer acquired by Holdings were placed into escrow pursuant an escrow agreement (“Escrow Agreement”) entered into in order to satisfy the Toronto Stock Exchange (“TSX”) escrow policy relating to the listing of Common Shares on the TSX. On October 22, 2009, 1,499,437 Common Shares were released from escrow and the remaining 4,498,314 Common Shares will be released from escrow in three equal installments on the 6 month, 12 month and 18 month anniversary of October 22, 2009.  In addition, pursuant to the Plan of Arrangement, I. Odidi and A. Odidi exchanged certain performance based options of IPC US, held jointly by I. Odidi and A. Odidi, for performance based stock options of the Issuer that entitle them jointly to purchase an aggregate of up to 2,763,940 Common Shares of the Issuer upon payment of US$3.62 per share until September 10, 2014. These options vest upon the Issuer or its subsidiaries attaining certain milestones related to filings and approvals by the U.S. Food & Drug Administration (“FDA”) for the Issuer’s drugs. To date, 276,394 of these options have vested.

Page 5 of 8 Pages

Item 4.    Purpose of Transaction.

All of the 5,997,751 Common Shares whose beneficial ownership is attributed to the Reporting Persons were acquired by the Reporting Persons in connection with the consummation of the Plan of Arrangement.  The Reporting Persons intend to review their investment on a regular basis and, as a result thereof, may at any time or from time to time determine (a) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, or (b) to dispose of all or a portion of the securities of the Issuer owned by them in the open market, in privately negotiated transactions or otherwise. At the date of this Statement, the Reporting Persons, except as set forth in this Statement, and consistent with the Reporting Persons’ position with the Issuer, have no plans or proposals which would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) Any action similar to any of those actions enumerated above.

The Reporting Persons believe the Issuer may, from time to time, take any available course of action, which could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) above, including but not limited to issuances of additional Common Shares for cash in public or private offerings either in the U.S. or internationally or, depending upon its need, the incurrence of indebtedness in the form of bank loans, bonds or secured and unsecured financing. In addition, the Issuer intends to hire a Chartered Accountant as its Chief Financial officer by no later than January 20, 2010.

Page 6 of 8 Pages

Item 5.    Interest in Securities of the Issuer.

(a)-(b) According to the Issuer, there were 10,907,060 Common Shares outstanding on October 22, 2009. Immediately after the consummation of the Plan of Arrangement Holdings owned 5,997,751 Common Shares of the Issuer, comprising 55.0% of the issued and outstanding Common Shares. In addition, each of I Odidi and A Odidi, beneficially owned 6,274,145 Common Shares of the Issuer, comprising 56.1% of the issued and outstanding Common Shares, which amount includes (i) 5,997,751 Common Shares owned of record by Holdings and (ii) 276,394 Common Shares issuable upon exercise of immediately exercisable options jointly owned by I. Odidi  and A. Odidi.

The Common Shares reported herein as beneficially owned by I. Odidi and A. Odidi do not include any Common Shares issuable upon exercise of unvested options owned jointly by I. Odidi and A. Odidi. As noted above, these unvested options vest upon the Issuer or its subsidiaries attaining certain milestones related to  FDA filings and approvals for the Issuer’s  drugs.

(c) In connection with the consummation of the Plan of Arrangement, on October 22, 2009 the Reporting Persons acquired beneficial ownership of the Common Shares referred to in (a)-(b) above.

(d) The Reporting Persons affirm that no persons other than the Reporting Persons have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Common Shares owned by the Reporting Persons.

(e) It is inapplicable for the purposes hereof to state the date on which the Reporting Person ceased to be the owner of more than five percent (5%) of the Common Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except for the Escrow Agreement described in Item 3 above which restricts the ability of the Reporting Persons to sell or otherwise transfer the 4,498,314 Common Shares currently held in escrow, and as described in this Item 6 and in Item 5 above, there are no contracts, arrangements, understandings or relationships with the Reporting Person or any other person with respect to the securities of the Issuer, including but not limited to transfer or voting of any other securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, divisions of profits or loss or the giving or withholding of proxies.

Item 7.     Materials to be filed as Exhibits.

1.           Agreement dated October 30, 2009 among the Reporting Persons relating to the filing of a joint statement pursuant to Rule 13d-1(k)(1).

2.           Escrow Agreement dated as of October 22, 2009 among the Issuer, Holdings and CIBC Mellon Trust Company.

Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry, and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATE:  October  30, 2009

ODIDI HOLDINGS INC. By: /s/ Isa Odidi Name: Isa Odidi Title: Chief Executive Officer /s/ Isa Odidi Isa Odidi /s/ Amina Odidi Amina Odidi

Page 8 of 8 Pages

Exhibit 1

The undersigned hereby agree, pursuant to Rule 13d-1(k)(1), to file a joint statement on Schedule 13D and amendments thereto pertaining to their Common Shares of IntelliPharmaCeutics International Inc.

This agreement may be terminated for any reason by any party hereto immediately upon the personal delivery or facsimile transmission of notice to that effect to the other parties hereto.

This agreement may be executed in counterparts and all so executed shall constitute one agreement.

Date: October 30, 2009

ODIDI HOLDINGS INC.

By: /s/ Amina Odidi
Name: Amina Odidi
Title: President

/s/ Isa Odidi
Isa Odidi

/s/ Amina Odidi
Amina Odidi

Exhibit 2

ESCROW AGREEMENT

THIS AGREEMENT is made as of the 22nd day of October, 2009

AMONG:

INTELLIPHARMACEUTICS INTERNATIONAL INC.

(the “Issuer”)

AND

CIBC MELLON TRUST COMPANY

(the “Escrow Agent”)

AND

EACH OF THE UNDERSIGNED SECURITYHOLDERS OF THE ISSUER
(a “Securityholder” or “you”)

(collectively, the “Parties”)

This Agreement is being entered into by the Parties under the Toronto Stock Exchange Escrow Policy Statement (the “Policy”) in connection with the listing on the Toronto Stock Exchange (the “TSX”) of the common shares of the Issuer.

For good and valuable consideration, the Parties agree as follows:

PART 1.            ESCROW

1.1                      Appointment of Escrow Agent

The Issuer and the Securityholders appoint the Escrow Agent to act as escrow agent under this Agreement.  The Escrow Agent accepts the appointment.

1.2                      Deposit of Escrow Securities in Escrow

(1)
You are depositing the securities (the “escrow securities”) listed opposite your name in Schedule “A” with the Escrow Agent to be held in escrow under this Agreement.  You will immediately deliver or cause to be delivered to the Escrow Agent any share certificates or other evidence of these securities which you have or which you may later receive.

(2)	If you receive any other securities (the “additional escrow securities”):

(a)	as a dividend or other distribution on escrow securities;

(b)	on the exercise of a right of purchase, conversion or exchange attaching to escrow securities, including securities received on conversion of special warrants;

(c)	on a subdivision or compulsory or automatic conversion or exchange of escrow securities; or

(d)	from a successor issuer in a business combination, if Part 5 of this Agreement applies,

you will deposit them in escrow with the Escrow Agent.  You will deliver or cause to be delivered to the Escrow Agent any share certificates or other evidence of those additional escrow securities.  When this Agreement refers to escrow securities, it includes additional escrow securities.

(3)	You will immediately deliver to the Escrow Agent any replacement share certificates or other evidence of additional escrow securities issued to you.

1.3                      Direction to Escrow Agent

The Issuer and the Securityholders direct the Escrow Agent to hold the escrow securities in escrow until they are released from escrow under this Agreement.

PART 2.            RELEASE OF ESCROW SECURITIES

2.1                      Release Schedule

2.1.1.                  Delivery to Escrow Agent

Escrow securities will not be released under this Part until the Issuer has delivered to the Escrow Agent a certificate specifying the release schedule, and any other information which the Escrow Agent reasonably requires.

2.1.2.                  Usual case

Your escrow securities will be released as follows:

On the date the Issuer’s securities are listed on the TSX (the “listing date”)	1/4 of your escrow securities
6 months after the listing date	1/3 of your remaining escrow securities
12 months after the listing date	1/2 of your remaining escrow securities
18 months after the listing date	your remaining escrow securities

*In the simplest case, where there are no changes to the escrow securities initially deposited and no additional escrow securities, then the release schedule outlined above results in the escrow securities being released in equal tranches of 25%.

2.1.3.                  Additional escrow securities

If you acquire additional escrow securities, those securities will be added to the securities already in escrow, to increase the number of remaining escrow securities.  After that, all of the escrow securities will be released in accordance with the release schedule in section 2.1.2 above.

2.2                      Delivery of Share Certificates for Escrow Securities

The Escrow Agent will send to each Securityholder any share certificates or other evidence of that Securityholder’s escrow securities in the possession of the Escrow Agent released from escrow as soon as reasonably practicable after the release.

2.3                      Replacement Certificates

If, on the date a Securityholder’s escrow securities are to be released, the Escrow Agent holds a share certificate or other evidence representing more escrow securities than are to be released, the Escrow Agent will deliver the share certificate or other evidence to the Issuer or its transfer agent and request replacement share certificates or other evidence.  The Issuer will cause replacement share certificates or other evidence to be prepared and delivered to the Escrow Agent.  After the Escrow Agent receives the replacement share certificates or other evidence, the Escrow Agent will send to the Securityholder or at the Securityholder’s direction, the replacement share certificate or other evidence of the escrow securities released.  The Escrow Agent and Issuer will act as soon as reasonably practicable.

2.4                      Release upon Death

(1)
If a Securityholder dies, the Securityholder’s escrow securities will be released from escrow.  The Escrow Agent will deliver any share certificates or other evidence of the escrow securities in the possession of the Escrow Agent to the Securityholder’s legal representative.

(2)	Prior to delivery, the Escrow Agent must receive:

(a)	a certified copy of the death certificate; and

(b)	any evidence of the legal representative’s status that the Escrow Agent may reasonably require.

PART 3.            DEALING WITH ESCROW SECURITIES

3.1                      Restriction on Transfer, etc.

Unless it is expressly permitted in this Agreement, you will not sell, transfer, assign, mortgage, enter into a derivative transaction concerning, or otherwise deal in any way with your escrow securities or any related share certificates or other evidence of the escrow securities.  If a Securityholder is a private company, the Securityholder may not participate in a transaction that results in a change of its control or a change in the economic exposure of the shareholders thereof to the risks of holding escrow securities.

3.2                      Pledge, Mortgage or Charge as Collateral for a Loan

You may pledge, mortgage or charge your escrow securities to a financial institution as collateral for a loan, provided that no escrow securities or any share certificates or other evidence of escrow securities will be transferred or delivered by the Escrow Agent to the financial institution for this purpose.  The loan agreement must provide that the escrow securities will remain in escrow if the lender realizes on the escrow securities to satisfy the loan.

3.3                      Voting of Escrow Securities

You may exercise any voting rights attached to your escrow securities.

3.4                      Dividends on Escrow Securities

You may receive a dividend or other distribution on your escrow securities and elect the manner of payment from the standard options offered by the Issuer.  If the Escrow Agent receives a dividend or other distribution on your escrow securities, other than additional escrow securities, the Escrow Agent will pay the dividend or other distribution to you on receipt.

3.5                      Exercise of Other Rights Attaching to Escrow Securities

You may exercise your rights to exchange or convert your escrow securities in accordance with this Agreement.

PART 4.            PERMITTED TRANSFERS WITHIN ESCROW

4.1                      Transfer to Directors and Senior Officers of the Issuer

(1)
You may transfer escrow securities within escrow to existing or, upon their appointment, incoming directors or senior officers of the Issuer or any of its material operating subsidiaries, if the Issuer’s board of directors has approved the transfer.

(2)	Prior to the transfer, the Escrow Agent must receive:

(a)	a certified copy of the resolution of the board of directors of the Issuer approving the transfer;

(b)
a certificate signed by a director or officer of the Issuer authorized to sign stating that the transfer is to a director or senior officer of the Issuer or a material operating subsidiary and that any required approval from the TSX has been received;

(c)	an acknowledgment in the form of Schedule “B” signed by the transferee;

(d)	a copy of the letter sent to the TSX described in subsection (3) accompanying the acknowledgement; and

(e)	a transfer power of attorney completed and executed by the transferor in accordance with the requirements of the Issuer’s transfer agent.

(3)	At least ten (10) days prior to the transfer, the Issuer will file a copy of the acknowledgement with the TSX.

4.2                      Transfer to Other Principals

(1)	You may transfer escrow securities within escrow:

(a)	to a person or company that before the proposed transfer holds more than 20% of the voting rights attached to the Issuer’s outstanding securities; or

(b)	to a person or company that after the proposed transfer:

(i)	will hold more than 10% of the voting rights attached to the Issuer’s outstanding securities; and

(ii)	has the right to elect or appoint one or more directors or senior officers of the Issuer or any of its material operating subsidiaries.

(2)	Prior to the transfer, the Escrow Agent must receive:

(a)	a certificate signed by a director or officer of the Issuer authorized to sign stating that:

(i)
the transfer is to a person or company that the officer believes, after reasonable investigation, holds more than 20% of the voting rights attached to the Issuer’s outstanding securities before the proposed transfer; or

(ii)	the transfer is to a person or company that:

(A)	the officer believes, after reasonable investigation, will hold more than 10% of the voting rights attached to the Issuer’s outstanding securities; and

(B)	has the right to elect or appoint one or more directors or senior officers of the Issuer or any of its material operating subsidiaries after the proposed transfer; and

(iii)	any required approval from the TSX has been received;

(b)	an acknowledgment in the form of Schedule “B” signed by the transferee;

(c)	a copy of the letter sent to the TSX described in subsection (3) accompanying the acknowledgement; and

(d)	a transfer power of attorney executed by the transferor in accordance with the requirements of the Issuer’s transfer agent.

(3)	At least ten (10) days prior to the transfer, the Issuer will file a copy of the acknowledgement with the TSX.

4.3                      Transfer upon Bankruptcy

(1)	You may transfer escrow securities within escrow to a trustee in bankruptcy or another person or company entitled to escrow securities on bankruptcy.

(2)	Prior to the transfer, the Escrow Agent must receive:

(a)	a certified copy of either:

(i)	the assignment in bankruptcy filed with the Superintendent of Bankruptcy; or

(ii)	the receiving order adjudging the Securityholder bankrupt;

(b)	a certified copy of a certificate of appointment of the trustee in bankruptcy;

(c)	a transfer power of attorney completed and executed by the transferor in accordance with the requirements of the Issuer’s transfer agent; and

(d)	an acknowledgment in the form of Schedule “B” signed by:

(i)	the trustee in bankruptcy; or

(ii)	on direction from the trustee, with evidence of that direction attached to the acknowledgment form, another person or company legally entitled to the escrow securities.

(3)	Within ten (10) days after the transfer, the transferee of the escrow securities will file a copy of the acknowledgment with the TSX.

4.4                      Transfer Upon Realization of Pledged, Mortgaged or Charged EscrowSecurities

(1)
You may transfer within escrow to a financial institution the escrow securities you have pledged, mortgaged or charged under section 3.2 to that financial institution as collateral for a loan on realization of the loan.

(2)	Prior to the transfer, the Escrow Agent must receive:

(a)	a statutory declaration of an officer of the financial institution that the financial institution is legally entitled to the escrow securities;

(b)	a transfer power of attorney executed by the transferor in accordance with the requirements of the Issuer’s transfer agent; and

(c)	an acknowledgement in the form of Schedule “B” signed by the financial institution.

(3)	Within ten (10) days after the transfer, the transferee of the escrow securities will file a copy of the acknowledgment with the TSX.

4.5                      Transfer to Certain Plans and Funds

(1)
You may transfer escrow securities within escrow to or between a registered retirement savings plan (RRSP), registered retirement income fund (RRIF) or other similar registered plan or fund with a trustee, where the annuitant of the RRSP or RRIF, or the beneficiaries of the other registered plan or fund are limited to you and your spouse, children and parents, or, if you are the trustee of such registered plan or fund, to the annuitant of the RRSP or RRIF, or a beneficiary of the other registered plan or fund, as applicable, or his or her spouse, children and parents.

(2)	Prior to the transfer, the Escrow Agent must receive:

(a)
evidence from the trustee of the transferee plan or fund, or the trustee’s agent, stating that, to the best of the trustee’s knowledge, the annuitant of the RRSP or RRIF, or the beneficiaries of the other registered plan or fund do not include any person or company other than you and your spouse, children and parents;

(b)	a transfer power of attorney executed by the transferor in accordance with the requirements of the Issuer’s transfer agent; and

(c)	an acknowledgement in the form of Schedule “B” signed by the trustee of the plan or fund.

(3)	Within ten (10) days after the transfer, the transferee of the escrow securities will file a copy of the acknowledgment with the TSX.

4.6                      Effect of Transfer Within Escrow

After the transfer of escrow securities within escrow, the escrow securities will remain in escrow and released from escrow under this Agreement as if no transfer has occurred on the same terms that applied before the transfer. The Escrow Agent will not deliver any share certificates or other evidence of the escrow securities to transferees under this Part 4.

PART 5.            BUSINESS COMBINATIONS

5.1                      Business Combinations

This Part applies to the following (“business combinations”):

(1)	a formal take-over bid for all outstanding equity securities of the Issuer or which, if successful, would result in a change of control of the Issuer;

(2)	a formal issuer bid for all outstanding equity securities of the Issuer;

(3)	a statutory arrangement;

(4)	an amalgamation;

(5)	a merger; and

(6)	a reorganization that has an effect similar to an amalgamation or merger.

5.2                      Delivery to Escrow Agent

You may tender your escrow securities to a person or company in a business combination.  At least five (5) business days prior to the date the escrow securities must be tendered under the business combination, you must deliver to the Escrow Agent:

(1)
a written direction signed by you that directs the Escrow Agent to deliver to the depositary under the business combination any share certificates or other evidence of the escrow securities and a completed and executed cover letter or similar document and, where required, transfer power of attorney completed and executed for transfer in accordance with the requirements of the depositary and any other documentation specified or provided by you and required to be delivered to the depositary under the business combination; and

(2)	any other information concerning the business combination as the Escrow Agent may reasonably request.

5.3                      Delivery to Depositary

As soon as reasonably practicable, and in any event no later than three (3) business days after the Escrow Agent receives the documents and information required under section 5.2, the Escrow Agent will deliver to the depositary, in accordance with the direction, any share certificates or other evidence of the escrow securities and a letter addressed to the depositary that:

(1)	identifies the escrow securities that are being tendered;

(2)	states that the escrow securities are held in escrow;

(3)
states that the escrow securities are delivered only for the purposes of the business combination and that they will be released from escrow only after the Escrow Agent receives the information described in section 5.4;

(4)
if any share certificates or other evidence of the escrow securities have been delivered to the depositary, requires the depositary to return to the Escrow Agent, as soon as practicable, any share certificates or other evidence of escrow securities that are not released from escrow into the business combination; and

(5)
where applicable, requires the depositary to deliver or cause to be delivered to the Escrow Agent, as soon as practicable, any share certificates or other evidence of additional escrow securities that you acquire under the business combination.

5.4                      Release of Escrow Securities to Depositary

The Escrow Agent will release from escrow the tendered escrow securities when the Escrow Agent receives a declaration signed by the depositary or, if the direction identifies the depositary as acting on behalf of another person or company in respect of the business combination, by that other person or company that:

(1)	the terms and conditions of the business combination have been met or waived; and

(2)	the escrow securities have either been taken up and paid for or are subject to an unconditional obligation to be taken up and paid for under the business combination.

5.5                      Escrow of New Securities

If you receive securities (the “new securities”) of another issuer (the “successor issuer”) in exchange for your escrow securities, the new securities will be subject to escrow in substitution for the tendered escrow securities if immediately after completion of the business combination:

(1)	the successor issuer is not classified by the TSX as an exempt issuer;

(2)	you are a principal of the successor issuer; and

(3)
you hold more than 1% of the voting rights attached to the successor issuer’s outstanding securities (in calculating this percentage, include securities that may be issued to you under outstanding convertible securities in both your securities and the total securities outstanding).

5.6                      Release from Escrow of New Securities

(1)	As soon as reasonably practicable after the Escrow Agent receives:

(a)	a certificate from the successor issuer signed by a director or officer of the successor issuer authorized to sign:

(i)	stating that it is a successor issuer to the Issuer as a result of a business combination; and

(ii)	listing the Securityholders whose new securities are subject to escrow under section 5.5,

the escrow securities of the Securityholders whose new securities are not subject to escrow under section 5.5 will be released and the Escrow Agent will send any share certificates or other evidence of the escrow securities in the possession of the Escrow Agent in accordance with section 2.2.

(2)
If your new securities are subject to escrow, the Escrow Agent will hold your new securities in escrow on the same terms and conditions, including release dates, as applied to the escrow securities that you exchanged.

PART 6.            RESIGNATION OF ESCROW AGENT

6.1                      Resignation of Escrow Agent

(1)	If the Escrow Agent wishes to resign as escrow agent, the Escrow Agent will give written notice to the Issuer.

(2)	If the Issuer wishes to terminate the Escrow Agent as escrow agent, the Issuer will give written notice to the Escrow Agent.

(3)
If the Escrow Agent resigns or is terminated, the Issuer will be responsible for ensuring that the Escrow Agent is replaced not later than the resignation or termination date by another escrow agent that is acceptable to the TSX and that has accepted such appointment, which appointment will be binding on the Issuer and the Securityholders.

(4)
The resignation or termination of the Escrow Agent will be effective and the Escrow Agent will cease to be bound by this Agreement on the date that is sixty (60) days after the date of receipt of the notices referred to above by the Escrow Agent or Issuer, as applicable, or on such other date as the Escrow Agent and the Issuer may agree upon (the “resignation or termination date”), provided that the resignation or termination date will not be less than ten (10) business days before a release date.

(5)
If the Issuer has not appointed a successor escrow agent within sixty (60) days of the resignation or termination date, the Escrow Agent may apply, at the Issuer’s expense, to a court of competent jurisdiction for the appointment of a successor escrow agent and the duties and responsibilities of the Escrow Agent will cease immediately upon such appointment.

(6)
On any new appointment under this section, the successor Escrow Agent will be vested with the same powers, rights, duties and obligations as if it had been originally named herein as Escrow Agent, without any further assurance, conveyance, act or deed.  The predecessor Escrow Agent, upon receipt of payment for any outstanding account for its services and expenses then unpaid, will transfer, deliver and pay over to the successor Escrow Agent, who will be entitled to receive, all securities, records or other property on deposit with the predecessor Escrow Agent in relation to this Agreement and the predecessor Escrow Agent will thereupon be discharged as Escrow Agent.

(7)
If any changes are made to Part 7 of this Agreement as a result of the appointment of the successor Escrow Agent, those changes must not be inconsistent with the Policy and the terms of this Agreement and the Issuer will file a copy of the new Agreement with the TSX.

PART 7.            OTHER CONTRACTUAL ARRANGEMENTS

7.1                      Remuneration

The Issuer agrees to pay the Escrow Agent’s fees as may be agreed from time to time with the Issuer, and to reimburse the Escrow Agent for its expenses and disbursements. Notwithstanding any provision contained in this Agreement, the Issuer and the Securityholders agree that if any of the Escrow Agent’s fees, expenses and disbursements are in arrears then the Escrow Agent reserves the right to withhold the release of any Securities until such fees, expenses and disbursements are paid in full.

7.2                      Advisors

The Escrow Agent may retain such legal counsel and advisors as it may reasonably require for the purpose of discharging its duties or determining its rights under this Agreement and may rely and act upon the advice of such counsel or advisor.   The Escrow Agent will give written notice to the Issuer as soon as practicable that it has retained legal counsel or other advisors.  The Issuer will pay or reimburse the Escrow Agent for any reasonable fees, expenses and disbursements of such counsel or advisors.

7.3                      Responsibilities

(1)
The Escrow Agent shall not be liable for or by reason of any statements of fact or recitals in this Agreement and all such statements and recitals are and shall be deemed to be made by the other Parties to this Agreement.

(2)
The Escrow Agent will have the right not to act and will not be liable for refusing to act unless it has received clear and reasonable documentation that complies with the terms of this Agreement. Such documentation must not require the exercise of any discretion or independent judgment.

(3)
The Escrow Agent will have no responsibility for seeking, obtaining, compiling, preparing or determining the accuracy of any information or document, including the representative capacity in which a party purports to act, that the Escrow Agent receives as a condition to a release from escrow or a transfer of escrow securities within escrow under this Agreement.

(4)
The Escrow Agent will have no duties or responsibilities except as expressly provided in this Agreement and will have no duty or responsibility under the Policy or arising under any other agreement, including any agreement referred to in this Agreement, to which the Escrow Agent is not a party.

(5)
In the event of any disagreement arising under the terms of this Agreement, the Escrow Agent will be entitled, at its option, to refuse to comply with any and all demands whatsoever until the dispute is settled either by a written agreement among the Parties or by a court of competent jurisdiction.

(6)	The Escrow Agent will have no responsibility with respect to any escrow securities in respect of which no share certificate or other evidence of these securities has been delivered to it.

(7)	The Escrow Agent will have no responsibility for escrow securities that it has released to a Securityholder or at a Securityholder’s direction according to this Agreement.

(8)
The Escrow Agent will not be bound by any notice of a claim or demand with respect thereto, or any waiver, modification, amendment, termination or rescission of this Agreement unless received by it in writing, and signed by the other Parties and approved by the TSX, and, if the duties or indemnification of the Escrow Agent in this Agreement are affected, unless it has given its prior written consent.

(9)
Notwithstanding any provisions contained in this Agreement, if the Escrow Agent continues to hold the escrow securities in escrow after five (5) years from the date of this Agreement, then the Escrow Agent shall return the escrow securities to the Issuer to be held in trust for the Securityholders and the duties and obligations of the Escrow Agent under this Agreement shall cease immediately.

7.4                      Indemnities

(1)
The Issuer and each Securityholder hereby agree, jointly and severally, to indemnify and hold harmless the Escrow Agent, its officers, directors, and employees from and against any liability, loss, claim, action, cost and expense, including legal fees and disbursements, (collectively, the “Liabilities”) which may be asserted against them arising from or out of this Agreement; provided that the Issuer and each Securityholder shall not be required to indemnify the Escrow Agent in the event that such Liabilities are a result of the gross negligence or wilful misconduct of the Escrow Agent. This provision shall survive the resignation or removal of the Escrow Agent or the termination of this Agreement.

(2)
The Escrow Agent will not be liable to any of the Parties hereunder for any action taken or omitted to be taken by it under or in connection with this Agreement, except for direct losses caused by its bad faith, wilful misconduct or gross negligence. Under no circumstances will the Escrow Agent be liable for any special, indirect, incidental, consequential, exemplary or punitive losses or damages hereunder, including any loss of profits, whether foreseeable or unforeseeable. Notwithstanding the foregoing or any other provision of this Agreement, in no event will the collective liability of the Escrow Agent under or in connection with this Agreement to any one or more Parties, except for losses directly caused by the Escrow Agent’s bad faith, wilful misconduct or gross negligence, exceed the amount of its annual fees under this Agreement or the amount of three thousand dollars ($3,000.00), whichever amount shall be greater.

(3)
The Escrow Agent shall be protected in acting and relying reasonably upon any written notice, direction, instruction, order, certificate, confirmation, request, waiver, consent, receipt, statutory declaration or other paper or document (collectively referred to as “Documents”) furnished to it and signed by any person required to or entitled to execute and deliver to the Escrow Agent any such Documents in connection with this Agreement, not only as to its due execution and the validity and effectiveness of its provisions, but also as to the truth and accuracy of any information therein contained, which it in good faith believes to be genuine.

PART 8.            NOTICES

8.1                      Notice to Escrow Agent

Documents will be considered to have been delivered to the Escrow Agent on the next business day following the date of transmission, if delivered by fax, the date of delivery, if delivered by hand during normal business hours or by prepaid courier, or five (5) business days after the date of mailing, if delivered by mail, to the following:

CIBC Mellon Trust Company
320 Bay Street
P.O. Box 1
Toronto ON M5H 4A6

Fax: (416) 643-5570
Attention:  Vice President, Trust Services

8.2                      Notice to Issuer

Documents will be considered to have been delivered to the Issuer on the next business day following the date of transmission, if delivered by fax, the date of delivery, if delivered by hand during normal business hours or by prepaid courier, or five (5) business days after the date of mailing, if delivered by mail, to the following:

IntelliPharmaCeutics International Inc.
30 Worcester Road
Toronto, Ontario M9W 5X2

Fax: (416) 798-4276
Attention: Dr. Isa Odidi, President and Chief Executive Officer

8.3                      Deliveries to Securityholders

Documents will be considered to have been delivered to a Securityholder on the date of delivery, if delivered by hand or by prepaid courier, or five (5) business days after the date of mailing, if delivered by mail, to the address on the Issuer’s share register.

Any share certificates or other evidence of a Securityholder’s escrow securities will be sent to the Securityholder’s address on the Issuer’s share register unless the Securityholder has advised the Escrow Agent in writing otherwise at least ten (10) business days before the escrow securities are released from escrow.  The Issuer will provide the Escrow Agent with each Securityholder’s address as listed on the Issuer’s share register.

8.4                      Change of Address

(1)	The Escrow Agent may change its address for delivery by delivering notice of the change of address to the Issuer and to each Securityholder.

(2)	The Issuer may change its address for delivery by delivering notice of the change of address to the Escrow Agent and to each Securityholder.

(3)	A Securityholder may change that Securityholder’s address for delivery by delivering notice of the change of address to the Issuer and to the Escrow Agent.

8.5                      Postal Interruption

A Party to this Agreement will not mail a document it is required to mail under this Agreement if the Party is aware of an actual or impending disruption of postal service.

PART 9.            GENERAL

9.1                      Interpretation - “holding securities”

When this Agreement refers to securities that a Securityholder “holds”, it means that the Securityholder has direct or indirect beneficial ownership of, or control or direction over, the securities.

9.2                      Further Assurances

The Parties will execute and deliver any further documents and perform any further acts reasonably requested by any of the Parties to this Agreement which are necessary to carry out the intent of this Agreement.

9.3                      Time

Time is of the essence of this Agreement.

9.4                      Governing Laws

The laws of Ontario and the applicable laws of Canada will govern this Agreement.

9.5                      Consent of TSX to Amendment

The TSX must approve any amendment to this Agreement.

9.6                      Counterparts

The Parties may execute this Agreement by fax and in counterparts, each of which will be considered an original and all of which will be one agreement.

9.7                      Singular and Plural

Wherever a singular expression is used in this Agreement, that expression is considered as including the plural or the body corporate where required by the context.

9.8                      Benefit and Binding Effect

This Agreement will benefit and bind the Parties and their heirs, executors, administrators, successors and permitted assigns and all persons claiming through them as if they had been a Party to this Agreement.

9.9                      Entire Agreement

This is the entire agreement among the Parties concerning the subject matter set out in this Agreement and supersedes any and all prior understandings and agreements.

9.10                    Successor to Escrow Agent

Any corporation with which the Escrow Agent may be amalgamated, merged or consolidated, or any corporation succeeding to the business of the Escrow Agent will be the successor of the Escrow Agent under this Agreement without any further act on its part or on the part or any of the Parties, provided that the successor is recognized as a transfer agent by the TSX and notice is given to the TSX.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

The Parties have executed and delivered this Agreement as of the date set out above.

INTELLIPHARMACEUTICS INTERNATIONAL INC.

Signed “Isa Odidi”
Authorized signatory

Signed “Amina Odidi”
Authorized signatory

CIBC MELLON TRUST COMPANY

Signed “Charito De Vera”
Authorized signatory

Signed “Bruce Cornish”
Authorized signatory

ODIDI HOLDINGS INC. (formerly INTELLIPHARMACEUTICS INC.)

Signed “Isa Odidi”
Authorized signatory

Signed “Amina Odidi”
Authorized signatory

Schedule “A” to Escrow Agreement

Securityholder	Class or description	Number	Certificate(s) (if applicable)
Odidi Holdings Inc.	Common Shares	5,997,751

Schedule “B” to Escrow Agreement

Acknowledgment and Agreement to be Bound

I acknowledge that the securities listed in the attached Schedule “A” (the “escrow securities”) have been or will be transferred to me and that the escrow securities are subject to an Escrow Agreement dated October 22, 2009 (the “Escrow Agreement”).

For other good and valuable consideration, I agree to be bound by the Escrow Agreement in respect of the escrow securities as if I were an original signatory to the Escrow Agreement.

Dated at ____________________ on ______________.

Where the transferee is an individual:

Signed, sealed and delivered	)
in the presence of:	)
)
)
Signature of Witness	)
)
	)	[Transferee]
)
Name of Witness	)
)

Where the transferee is not an individual:

[Transferee]

_________________________________________
Authorized signatory

_________________________________________
Authorized signatory